Exhibit 99.1

15 November 2021

Tremor International Ltd

("Tremor" or the "Company")

 Notice of Investor Presentation

TREMOR INTERNATIONAL LTD is pleased to announce that Ofer Druker, Chief Executive Officer, Sagi Niri, Chief Financial Officer & Yaniv Carmi, Chief Operating Officer will provide a live presentation relating to Q3 Update via the Investor Meet Company platform on 16th November 2021 at 2:30pm GMT.

The presentation is open to all existing and potential shareholders. Questions can be submitted at any time during the live presentation.

Investors can sign up to Investor Meet Company for free and add to meet TREMOR INTERNATIONAL LTD via:

https://www.investormeetcompany.com/tremor-international-ltd/register-investor

Investors who already follow TREMOR INTERNATIONAL LTD on the Investor Meet Company platform will automatically be invited.

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	via Vigo Consulting
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Vigo Consulting Jeremy Garcia Antonia Pollock	Tel: +44 20 7390 0230

About Tremor International

Tremor is a global company offering an end to end software advertising platform, operating across three core capabilities - Video, Data and CTV.  Tremor's unique approach is centred on offering a full stack of end-to-end software solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's  innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most AdAge top 100 brands.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).